EXHIBIT 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Simcere Pharmaceutical Group:
We consent to the incorporation by reference in registration statement (No. 333-146736) on Form S-8 of Simcere Pharmaceutical Group of our reports dated May 9, 2011, with respect to the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 20-F of Simcere Pharmaceutical Group.

/s/ KPMG Hong Kong, China
May 9, 2011